SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXTRA SPACE STORAGE INC.

EXTRA SPACE STORAGE LP

(Names of Subject Companies)

Extra Space Storage LP, as Issuer, and Extra Space Storage Inc., as Guarantor

(Names of Filing Persons (identifying status as offeror, issuer or other person))

3.125% Exchangeable Senior Notes due 2035

(Title of Class of Securities)

30225VAD9

(CUSIP Number of Class of Securities)

Joseph D. Margolis

Chief Executive Officer

2795 East Cottonwood Parkway, Suite 300

Salt Lake City, Utah 84121

(801) 365-4600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Craig M. Garner, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$575,000,000.00	$74,635.00
*

Calculated solely for purposes of determining the filing fee. The purchase price of the 3.125% Exchangeable Senior Notes due 2035 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of August 20, 2020, there was $575,000,000.00 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $575,000,000.00.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of September 21, 2015 (the “Indenture”), by and among Extra Space Storage LP, a Delaware limited partnership, as issuer (the “Company”), Extra Space Storage Inc., a Maryland corporation, as guarantor (the “Guarantor”), and Wells Fargo Bank, N.A., as trustee and paying agent (the “Trustee”), relating to the Company’s 3.125% Exchangeable Senior Notes due 2035 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company and the Guarantor with respect to the right of each holder (the “Holder”) of the Notes to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Company’s Issuer Repurchase Notice to Holders of 3.125% Exchangeable Senior Notes due 2035, dated August 21, 2020, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes if properly surrendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Put Option. The Notes are exchangeable into common stock, $0.01 par value per share, of the Guarantor, subject to the terms specified in the Indenture and the Notes. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing condition and (iii) the Put Option applies to all outstanding Notes.

Item 11. Additional Information.

Not Applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Issuer Repurchase Notice to Holders of 3.125% Exchangeable Senior Notes due 2035, dated August 21, 2020, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(b)(1)	Amended and Restated Credit Agreement, dated as of December 7, 2018, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and book runners, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 10, 2018).

(b)(2)	Amendment No. 1, dated as of July 1, 2019, to the Amended and Restated Credit Agreement, dated as of December 7, 2018, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and book runners, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 of Form 8-K filed on July 8, 2019).

(b)(3)	Amendment No. 2, dated as of December 20, 2019, to the Amended and Restated Credit Agreement, dated as of December 7, 2018, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and book runners, and certain lenders party thereto.

(b)(4)	Credit Agreement, dated as of June 17, 2020, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as documentation agents and lead arrangers and book runners, and certain lenders party thereto.

(d)(1)	Indenture, dated September 21, 2015, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, including the form of 3.125% Exchangeable Senior Notes due 2035 and the form of guarantee (incorporated by reference to Exhibit 4.1 of Form 8-K filed on September 21, 2015).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2020	EXTRA SPACE STORAGE INC.

	By:	/s/ Gwyn G. McNeal

Name: Gwyn G. McNeal
Title: Executive Vice President and Chief Legal Officer

EXTRA SPACE STORAGE LP

By: ESS Holdings Business Trust I, its General Partner

	By:	/s/ Gwyn G. McNeal

Name: Gwyn G. McNeal
Title: Trustee